SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


Durango, Durango, Mexico - Corporacion Durango, S.A.B. de C.V. (BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for its fourth fiscal quarter and full year 2006. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of December 31, 2006 converted into U.S. dollars using the exchange rate at the end of each period reported.


INDUSTRY BUSINESS ENVIRONMENT 2006

While the North American paper and packaging industry faced a positive business environment in 2006, conditions in Mexico were different. The US industry experienced higher prices (specially containerboard) and stronger volumes, but in Mexico price increases lagged those in the US.

DURANGO'S PERFORMANCE 2006

In spite of weaker market conditions in Mexico, we believe Durango's operating performance in 2006 was one of the best in the industry with a 48% EBITDA growth year over year. The Company reported its best annual results since
2001. This achievement was the result of further strengthening of our operating fundamentals and the realization of productivity gains.
Contributing to our strong operating performance was the successful turnaround of the recently incorporated Tizayuca operation. At the same time, Durango continued to improve its financial fundamentals by reducing debt in the amount of US$100 million during 2006.


OPERATING PERFORMANCE

Item					2006	2005	%	4Q06	4Q05	%
Total Shipments ('000 Short Tons)	1,506.8	1,336.5	 13%	384.8	336.6	 14%
Pricing (US$/Short Ton)			$580	$555	  4%	$609	$541	 13%
Net Sales (US$ Million)			873.4	742.3	 18%	234.3	182.1	 29%
Unit Cost (US$/Short Ton)		487	484	  1%	496	467	  6%
EBIT (US$ Million)			 75.5	 33.4	126%	 24.8	  5.7	333%
EBITDA (US$ Million)			119.0	 80.5	 48%	 36.0	 18.4	 96%
EBITDA Margin				14%	 11%	  3%	 15%	 10%	  5%


FINANCIAL HIGHLIGHTS 2006

During 2006, the Company remained focused on its strategy to strengthen its financial structure and balance sheet. Better operating results and disciplined management of working capital and CAPEX, as well as an equity contribution of US$30 million, enabled the Company to continue to execute its debt reduction program. The resulting paydown of debt substantially enhanced our main financial ratios.

Item					2006	2005	  Var
Accumulated EBITDA (US$ Million)	119.0	 80.5	  38.5
Consolidated Debt (US$ Million)		535.9	635.9	-100.0
Interest Coverage			  2.4X	  1.6X	 +0.8X
4Q' Interest Coverage			  2.9X	  1.4X	 +1.5X
Leverage Ratio				  4.5X	  7.9X	 -3.5X
Net Debt Leverage Ratio			  4.2X	  7.1X	 -2.9X


SHIPMENTS

The Company increased shipments by 13% from 1,336.5 thousand short tons in 2005 to 1,506.8 thousand short tons in 2006. Shipments increased by 14% in 4Q'06 compared to 4Q'05.

Shipments (000 Short Tons)		2006	2005	%	4Q06	4Q05	%
Paper					752.0	618.1	22%	196.6	152.4	29%
Packaging				744.0	708.6	 5%	185.6	181.3	 2%
Other					 10.8	  9.7	11%	  2.7	  2.9	-5%
Total				      1,506.8 1,336.5	13%	384.8	336.6	14%


Of the 196.6 thousand short tons year to year growth in shipments, our new operation in Tizayuca accounted for 75.0 thousand short tons on an accumulated basis and 23.4 thousand short tons for 4Q'06. Such shipments were to third parties.


PRICING

While the market price in the US increased by aprox 6%, our average price increased by 4% from US$555 per ton in 2005 to US$580 per ton in 2006.

Prices (US$/Short Ton)		2006	2005	%	4Q06	4Q05	%
Paper				546	515	6%	596	474	26%
Packaging			608	585	4%	617	590	 5%
Other				976	937	4%    1,001	957	 5%
Mix Price (US$/Short Ton)	580	555	4%	609	541	13%


NET SALES

As a result of higher volumes and a 4% price increase, net sales grew by 18% from US$742.3 million in 2005 to US$873.4 million in 2006. Net sales increased by 29% from US$182.1 million in 4Q'05 to US$234.3 million in the 4Q'06.

Net Sales (US$ Million)		2006	2005	%	4Q06	4Q05	%
Paper				410.4	318.6	29%	117.1	 72.3	62%
Packaging			452.5	414.7	 9%	114.5	107.1	 7%
Other				 10.5	  9.1	15%	  2.7	  2.7	-1%
Total				873.4	742.3	18%	234.3	182.1	29%


PRODUCTION COST

The Company was able to improve its operating fundamentals and competitiveness by further reducing its unit production cost, which only increased by 1% in 2006 compared to 2005. Unit production cost increased by 6% from US$467 in the 4Q'05 to US$496 in the 4Q'06 primarily as a result of increases in raw materials and energy costs.

Unit Cost (US$/Short Ton)	2006	2005	%	4Q06	4Q05	%
Total				487	484	1%	496	467	6%


EBITDA

Supply chain improvements, manufacturing productivity gains and greater distribution efficiencies led to greater shipments, better product mix and lower production cost, which, coupled with a positive pricing industry cycle, allowed the Company to achieve its best results since 2001. Our EBITDA increased by 48% from US$80.5 million in 2005 to US$119.0 in 2006.

EBITDA (US$ Million)		2006	Margin	2005	Margin	%
Paper				 70.2	17%	37.0	12%	 90%
Packaging			 47.5	10%	41.4	10%	 15%
Other				  1.3	13%	 2.1	23%	-37%
Total				119.0	14%	80.5	11%	 48%


EBITDA increased by 96% for the three months ended as of December 31,2006 compared with the quarter ended as of December 31, 2005.

EBITDA (US$ Million)		4Q06	Margin	4Q05	Margin	%
Paper				24.1	21%	 9.2	13%	162%
Packaging			11.5	10%	 8.7	 8%	 32%
Other				 0.4	16%	 0.5	18%	-13%
Total				36.0	15%	18.4	10%	 96%


*EBITDA.- According to the Company's Restructured Credit Agreement, Consolidated EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries: a) operating income for such period;
b) to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization,
iii) any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv) the aggregate amount of all cash severance payments actually made in cash, v) taxes paid or payable, and
vi) non-cash charges incurred in connection with pension plans; and
c) the aggregate amount of interest income accrued during such period.
CAPEX

To further strengthen its operating fundamentals and competitiveness, the Company invested US$22.0 million of CAPEX during 2006.


TIZAYUCA TURNAROUND

Durango incorporated the Tizayuca industrial unit in April, 2006. This new operation is a state of the art paper mill and packaging plant with an annual production capacity of 200,000 and 100,000 short tons, respectively. Prior to its incorporation, Tizayuca had been performing at a very low capacity utilization rate and running as an inconsistent operation in a difficult labor environment leading to historically negative results. During the period from April to December 2006, Durango successfully implemented an intensive turnaround program to fully capture envisioned synergies, consisting mainly of productivity and market strategies, better product mix, lower production cost per unit and a more favorable labor culture. After the successful implementation of these initiatives, Tizayuca was able to generate an EBITDA from April to December of US$9.6 million, and after an operating lease charge of US$4.6 million generated a Net EBITDA of US$5.0 Million compared to a proforma loss of US$5.9 million in the same period of 2005.


DEBT REDUCTION PROGRAM

The Company was able to achieve its debt reduction goal of US$100.0 Million during 2006. As a results of debts repayments and EBITDA improvements, the Company reduced its Net Leverage Ration to 4.2X and its Interest Coverage Ratio to 2.9X by the end of 2006.

Durango intends to apply all of its available cash flow to further improve its financial ratios by relentlessly pursuing debt reduction.


CEO STATEMENT

Commenting on the industry and the Company's outlook, Miguel Rincon, Durango's Chairman and CEO, said . . .

"The solid 2006 results at Durango were the result of the right business strategy in a tough business environment in Mexico. Looking at future we expect to continue improving our performance an strengthening our financial and operating fundamentals, as the best way to continue building real value for our stakeholders"... concluded Rincon.

CONFERENCE CALL

You are cordially invited to our Company's Full Year 2006 Results Conference Call, which will be held on Wednesday, February 28, 2007 - 1:00 p.m. (EST) // 12:00 p.m. (Mexico - Durango). You may participate in the live Conference Call by dialing (866) 543-6408 (US Participants) or
(617) 213-8899 (International Participants) with 42577408 as Passcode. Please dial in at least 10 minutes prior to the start of the call. Replay will be available from 02/28/2007 - 3:00 p.m. to 03/07/2007 -
11.59 p.m. by dialing (888) 286-8010  (US Participants) or
(617) 801-6888 (International Participants) with 60808652 as Passcode.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES                                                                  10.8116
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Dec 31,     Dec 31,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    728,963$    466,807      43,176
  Accounts receivable, net .........................   1,769,427   1,956,210     180,936
  Taxes recoverable and other assets ...............      46,710           0           0
  Inventories, net .................................   1,244,473   1,216,846     112,550
  Prepaid expenses .................................      16,289      32,960       3,049
            Total current assets ...................   3,805,862   3,672,823     339,711
PROPERTY, PLANT AND EQUIPMENT, net .................  11,356,508  11,183,125   1,034,364
OTHER ASSETS, net ..................................     270,932     225,339      20,842
            Total  assets ..........................$ 15,433,302$ 15,081,287   1,394,917

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     268,088     171,682      15,879
  Interest payable .................................      14,129       4,473         414
  Trade accounts payable ...........................     878,248     976,889      90,356
  Notes payable ....................................      50,251      54,879       5,076
  Accrued liabilities ..............................     493,970     650,039      60,124
  Employee profit-sharing ..........................       1,041       8,199         758
            Total  current liabilities .............   1,705,727   1,866,161     172,607
LONG-TERM DEBT .....................................   6,768,724   5,622,266     520,022
LONG-TERM NOTES PAYABLE ............................      66,414     142,990      13,226
DEFERRED TAXES......................................   1,666,963   1,762,614     163,030
LIABILITY FOR EMPLOYEE BENEFITS.....................     320,369     307,084      28,403
            Total long term liabilities ............   8,822,470   7,834,954     724,680
            Total  liabilities .....................  10,528,197   9,701,115     897,288
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,844,456   4,948,590     457,711
  Minority interest ................................      60,649     431,582      39,918
            Total stockholders' equity .............   4,905,105   5,380,172     497,630
            Total liabilities and stockholders' equi$ 15,433,302$ 15,081,287   1,394,917

               Exchange rate: $ 10.8116

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    170,548$    207,410      19,184
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     438,805     409,158      37,844
       Loss (Gain) on sale of property, plant and equipment ....      -1,765           0           0
       Impairment of long-lived assets .........................    -118,412     -12,094      -1,119
       Deferred income taxes ...................................     250,913     124,264      11,494
       Other....................................................     -27,165      41,364       3,826
       Total items which do not require cash....................     542,376     562,692      52,045
  Net resources generated from income ..........................     712,924     770,102      71,229
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -93,639      27,627       2,555
    Decrease (Increase) in current assets ......................      95,915      30,039       2,778
    Decrease (increase) in account receivables, net ............      20,847    -186,783     -17,276
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -153,714     256,840      23,756
  Resources generated by continued operating  ..................     582,333     897,825      83,043
  Assets and liabilities discontinued ..........................    -433,343           0           0
  Resources generated by operating activities ..................     148,990     897,825      83,043
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -3,970,096  -1,246,514    -115,294
       Increase (Decrease) in capital ..........................     302,501           0           0
       Gain on shares sales ....................................   3,094,160           0           0
  Net resources generated from financing activities ............    -573,435  -1,246,514    -115,294
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     -62,557    -237,397     -21,958
       Profit on sale of discontinued operations................     347,936           0           0
       Acquisition of shares ...................................     -56,189           0           0
       Increase in minority interest ...........................           0     322,066      29,789
       Decrease (Increase) in deferred assets ..................      29,347       1,864         172
  Net resources applied to investing activities ................     258,537      86,533       8,004
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -165,908    -262,156     -24,248
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     894,871     728,963      67,424
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    728,963$    466,807US    43,176

* The exchange rate of 10.8116 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 2,015,171$  2,533,285         26%     182,064     234,312         29%
COST OF SALES ...........................  1,738,096   2,063,656         19%     157,031     190,875         22%
     Gross profit........................    277,075     469,629         69%      25,033      43,437         74%

     Selling and Administrative expenses     213,748     201,590         -6%      19,312      18,647         -3%
     Operating income ...................     63,327     268,039        323%       5,721      24,790        333%
FINANCIAL EXPENSE:
Interest expense ........................    167,316     139,682        -17%      15,116      12,920        -15%
Interest income .........................    -15,998     -10,015        -37%      -1,446        -927        -36%
Exchange (gain) loss, net ...............   -102,350    -108,516          6%      -9,250     -10,037          9%
Gain on monetary position ...............   -108,357    -101,085         -7%      -9,794      -9,349         -5%
  Total financial expense ...............    -59,389     -79,934         35%      -5,374      -7,393         38%
OTHER INCOME (EXPENSES):
Other income (expense), net .............     -9,931     -67,906        584%        -904      -6,281        595%
  Total other income (expense) ..........     -9,931     -67,906        584%        -904      -6,281        595%
  Income (loss) before income and asset t    112,785     280,067        148%      10,191      25,902        154%
Provisions for income and asset taxes ...    -20,607      39,357     N/A          -1,861       3,640     N/A
Provision for deferred income taxes .....    204,791       3,624        -98%      18,507         335        -98%
  Net income after taxes ................    -71,399     237,086     N/A          -6,455      21,927     N/A
Impairment ..............................   -118,412     -12,094        -90%     -10,701      -1,119        -90%
Discontinued operations .................    -64,870           0       -100%      -5,863           0       -100%
Equity in the income of associated compan     -1,978      -3,011         52%        -179        -278         55%
Net income before minority interest......$   113,861$    252,191        121%      10,288      23,324        127%
  Minority interest......................      7,920      40,578        412%         715       3,752        425%
  Majority net income....................$   105,941$    211,613        100%       9,573      19,572        104%

  Operating income ......................     63,327     268,039        323%       5,721      24,790        333%
  Depreciation & amortization ...........     97,792     100,176          2%       8,835       9,266          5%
  Interest income .......................     15,998      10,015        -37%       1,446         927        -36%
  Employee retirement obligations .......     16,200       9,865        -39%       1,464         912        -38%
  Allowance for doubtful accounts .......      9,846       1,035        -89%         890          95        -89%
  EBITDA ................................    203,163     389,130         92%      18,356      35,990         96%

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 8,475,857$  9,725,371         15%     742,336     873,408         18%
COST OF SALES ...........................  7,386,213   8,163,575         11%     647,036     733,269         13%
     Gross profit........................  1,089,644   1,561,796         43%      95,300     140,139         47%

     Selling and Administrative expenses     705,378     720,414          2%      61,937      64,647          4%
     Operating income ...................    384,266     841,382        119%      33,363      75,492        126%
FINANCIAL EXPENSE:
Interest expense ........................    616,495     590,643         -4%      53,833      52,665         -2%
Interest income .........................    -44,284     -30,340        -31%      -3,871      -2,738        -29%
Exchange (gain) loss, net ...............   -348,163     137,717     N/A         -30,719      10,962     N/A
Gain on monetary position ...............   -206,725    -252,052         22%     -18,157     -22,814         26%
  Total financial expense ...............     17,323     445,968       2474%       1,086      38,075       3406%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -112,908      53,260     N/A          -9,666       4,256     N/A
  Total other income (expense) ..........   -112,908      53,260     N/A          -9,666       4,256     N/A
  Income (loss) before income and asset t    254,035     448,674         77%      22,611      41,673         84%
Provisions for income and asset taxes ...     66,172     132,105        100%       5,742      11,940        108%
Provision for deferred income taxes .....    250,913     124,264        -50%      22,112      11,303        -49%
  Net income after taxes ................    -63,050     192,305     N/A          -5,243      18,430     N/A
Impairment ..............................   -118,412     -12,094        -90%     -10,701      -1,119        -90%
Discontinued operations .................   -113,208           0       -100%     -10,031           0       -100%
Equity in the income of associated compan     -1,978      -3,011         52%        -179        -278         55%
Net income before minority interest......$   170,548$    207,410         22%      15,668      19,827         27%
  Minority interest......................    -15,883      55,998     N/A          -1,212       5,091     N/A
  Majority net income....................$   186,431$    151,412        -19%      16,880      14,736        -13%

  Operating income ......................    384,266     841,382        119%      33,363      75,492        126%
  Depreciation & amortization ...........    427,353     401,215         -6%      37,375      35,972         -4%
  Interest income .......................     44,284      30,340        -31%       3,871       2,738        -29%
  Employee retirement obligations .......     43,346      44,375          2%       3,824       3,950          3%
  Allowance for doubtful accounts .......     23,750       9,917        -58%       2,087         885        -58%
  EBITDA ................................    922,999   1,327,229         44%      80,520     119,037         48%


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 27, 2007		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer